Exhibit 99.2
August 20, 2010
Dear Colleague:
I am writing to keep you updated on the latest developments regarding our company.
As you know, this past Tuesday, PotashCorp issued a news release announcing that our Board of Directors received and unanimously rejected an unsolicited proposal from BHP Billiton to acquire PotashCorp for US$130 per share in cash.
As was widely anticipated, today BHP Billiton formally commenced its offer. Notwithstanding the fact that the offer is at the same price as BHP Billiton’s prior proposal, the PotashCorp Board of Directors, with the assistance of independent financial and legal advisors, will review the offer and make a recommendation to shareholders in due course.
Many of you have asked, “How can I help?” Your support and commitment to our company is greatly appreciated. Most importantly, please stay focused on working safely and delivering the high level of service that our customers, be they external or internal, have come to expect from PotashCorp. Now as always, our shared Core Values and our Code of Conduct provide a strong foundation for how we interact with each other and with those with whom we do business.
We are committed to keeping you informed of developments, and will continue to do so to the extent we are able, bearing in mind certain legal restrictions.
It is more important than ever that we follow our standard procedures with regard to external inquiries. Customers should be directed to their usual contact at PotashCorp. Please continue to refer any inquiries from the media to Bill Johnson, Director, Public Affairs, at (306) 933-8849 or BJohnson@PotashCorp.com and any inquiries from investors and/or analysts to Denita Stann, Senior Director, Investor Relations, at (847) 849-4277 or Denita.Stann@PotashCorp.com.
Thank you for your continued hard work.
Best regards,
/s/ Jane Irwin
Jane Irwin
Senior Vice President Administration
Important Information
This letter is neither an offer to purchase nor the solicitation of an offer to sell any securities. PotashCorp will file a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) within 10 business days following the commencement of the offer to purchase. Investors and security holders of PotashCorp are urged to read the solicitation/recommendation statement and any other relevant documents filed with the SEC (when available), because they will contain important information.
Investors and security holders may obtain a free copy of the solicitation/recommendation statement and other documents that PotashCorp files with the SEC (when available) through the website maintained by the SEC at www.sec.gov and through the website maintained by PotashCorp at www.potashcorp.com. In addition, the solicitation/recommendation statement and other documents filed by PotashCorp with the SEC (when available) may be obtained from PotashCorp free of charge by directing a request to Potash Corporation of Saskatchewan Inc., 122 – 1st Avenue South, Suite 500, Saskatoon, Saskatchewan, Canada S7K 7G3, (306) 933-8500.